April 2, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3561
Washington, DC 20549

Attention: Hanna T. Teshome

Re:

Ace Securities Corp.

Registration Statement on Form S-3

Filed March 1, 2007

File No. 333-141008

Dear Ms. Teshome:

On March 1, 2007 (the “Submission Date”), our client, Ace Securities Corp. (the “Company”) delivered to your department of the Securities and Exchange Commission (the “Commission”) our Registration Statement on Form S-3, including representative forms of prospectus supplements for use in offering a series of asset-backed certificates (the “Prospectus Supplements”), and base prospectuses (the “Base Prospectuses,” and together with Prospectus Supplements, the “Documents”).  On March 5, 2007, I received a comment via a telephone call to the effect that each Prospectus Supplement should include an additional risk factor describing recent developments in the residential mortgage market. Submitted below, on behalf of the Company, is the Company’s response (the “Response”) to the comment.

The Response includes references to page numbers within the Documents; all page references in this letter are to the blacklined versions of the Documents, provided to you herewith, showing changes made since the versions submitted in connection with the March 1, 2007 filing.

Registration Statement on Form S-3

General

1.

Comment:  Please include a risk factor describing recent developments in the residential mortgage market.

Response:  We hereby add the following risk factor (the “Risk Factor”) to each Prospectus Supplement (Note that in some forms of Prospectus Supplement, where a materially similar risk factor existed, the existing risk factor was replaced with the following):

Recent Developments in the Residential Mortgage Market May Adversely Affect the Performance and Market Value of Your Securities

Recently, the residential mortgage market in the United States has experienced a variety of difficulties and changed economic conditions that may adversely affect the performance and market value of your securities. Delinquencies and losses with respect to residential mortgage loans generally have increased in recent months, and may continue to increase, particularly in the subprime sector. In addition, in recent months housing prices and appraisal values in many states have declined or stopped appreciating, after extended periods of significant appreciation. A continued decline or an extended flattening of those values may result in additional increases in delinquencies and losses on residential mortgage loans generally, particularly with respect to second homes and investor properties and with respect to any residential mortgage loans whose aggregate loan amounts (including any subordinate liens) are close to or greater than the related property values.

Another factor that may have contributed to, and may in the future result in, higher delinquency rates is the increase in monthly payments on adjustable rate mortgage loans. Borrowers with adjustable payment mortgage loans are being exposed to increased monthly payments when the related mortgage interest rate adjusts upward from the initial fixed rate or a low introductory rate, as applicable, to the rate computed in accordance with the applicable index and margin. This increase in borrowers’ monthly payments, together with any increase in prevailing market interest rates, may result in significantly increased monthly payments for borrowers with adjustable rate mortgage loans.

Borrowers seeking to avoid these increased monthly payments by refinancing their mortgage loans may no longer be able to find available replacement loans at comparably low interest rates. A decline in housing prices may also leave borrowers with insufficient equity in their homes to permit them to refinance, and in addition, many mortgage loans have prepayment premiums that inhibit refinancing. Furthermore, borrowers who intend to sell their homes on or before the expiration of the fixed rate periods on their mortgage loans may find that they cannot sell their properties for an amount equal to or greater than the unpaid principal balance of their loans. These events, alone or in combination, may contribute to higher delinquency rates.

In addition, numerous residential mortgage loan originators that originate subprime mortgage loans have recently experienced serious financial difficulties and, in some cases, bankruptcy. Those difficulties have resulted in part from declining markets for mortgage loans as well as from claims for repurchases of mortgage loans previously sold under provisions that require repurchase in the event of early payment defaults, or for material breaches of representations and warranties made on the mortgage loans, such as fraud claims. The inability to repurchase these loans in the event of early payment defaults or breaches of representations and warranties may also affect the performance and market value of your securities.

[The mortgage loans in the trust fund include subprime mortgage loans, and it is possible that an originator, due to substantial economic exposure to the subprime mortgage market, for financial or other reasons may not be capable of repurchasing or substituting for any defective mortgage loans in the trust fund. You should consider that the general market conditions discussed above may adversely affect the performance and market value of your securities.]

Should you have any questions, please contact me at 917-777-4499, or my colleague, Alissa Wood, at 917-777-4264.

Sincerely,

/s/ Keith Krasney

Keith Krasney